

05040382

)STATES
:HANGE COMMISSION
, D.C. 20549

VF 3-25-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 16

SEC FILE NUMBER
8-053150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U-TRADE BROKERAGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 MERCER STREET
(No. and Street)

HACKENSACK (City) NEW JERSEY (State) 07602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID FURZE (201) 787-8879
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FAZIO, MANNUZZA, ROCHE, TANKEL, LAPILUSA, LLC
(Name – *if individual, state last, first, middle name*)

899 MOUNTAIN AVENUE (Address) SPRINGFIELD (City) N.J. (State) 07081 (Zip Code)

PROCESSED
APR 04 2005
THOMSON FINANCIAL

RECD S.E.C.
MAR 16 2005
1086

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

VF 3-28-05

OATH OR AFFIRMATION

I, DAVID FURZE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U-TRADE BROKERAGE, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



DANIELLE FURZE
MY COMMISSION EXPIRES
MAY 6, 2008
ID NO. 2207631
BERGEN COUNTY, NJ
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) *Statement of Changes in Financial Condition.*
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

Member
U-Trade Brokerage, LLC

We have audited the accompanying statement of financial condition of U-Trade Brokerage, LLC (A Development Stage Company), as of December 31, 2004 and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U-Trade Brokerage, LLC (A Development Stage Company) as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 4 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fazio, Mannuzza, Roche, Tankel, LaPilusa, LLC

Springfield, New Jersey
March 1, 2005

ECHO EXECUTIVE PLAZA • 899 MOUNTAIN AVENUE • SUITE 3B • SPRINGFIELD, NEW JERSEY 07081
TEL: (973) 376-4300 • FAX: (973) 376-6633 • E-MAIL: CPA@FMRTL.COM

613 BROADWAY • BAYONNE, NEW JERSEY 07002 • (201) 339-2727

www.fmrtl.com

Member AICPA • NJSCPA • AICPA PCPS

U-TRADE BROKERAGE, LLC
(A Development Stage Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 5,785
Prepaid Expenses	810
TOTAL CURRENT ASSETS	6,595
OTHER ASSETS	
Clearing Deposit	7,195
TOTAL ASSETS	$ 13,790

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES	
Accounts Payable	$ 2,418
MEMBERS' CAPITAL	
Members' Capital Contributions	161,995
Deficit Accumulated During the Development Stage	(150,623)
TOTAL MEMBERS' CAPITAL	11,372
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 13,790

See Independent Auditor's Report and Accompanying Notes

U-TRADE BROKERAGE, LLC
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - NATURE OF BUSINESS

U-Trade Brokerage, LLC (the Company), is a single member Limited Liability Company organized in the State of New York in November 2000. The Company is currently a development stage company which has not commenced business operations. The Company will act as a broker-dealer and is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, and as of December 31, 2004 was eligible to provide services involving retail stocks and bonds transactions, mutual funds, variable life insurance or annuities, U.S. government securities and investment advisory services.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid instruments with original maturities of ninety days or less.

Income Taxes

The Company is a single member Limited Liability Company and is not taxed as a separate entity for federal and state income tax purposes. Instead, the Company's net income or loss is recorded by the Company's sole member who reports the income or loss on their personal tax return.

NOTE 3 - CLEARING DEPOSIT

The Company had $7,195 on deposit with the clearing broker who will maintain and transact the Company's trading activities.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances in a single financial institution. These balances are insured up to $100,000 per institution. The Company had no uninsured cash balances at December 31, 2004.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $11,372, which was $6,372 in excess of its required net capital of $5,000. The Company's net capital ratio was .22 to 1.

NOTE 6 - CONTRACTS AND AGREEMENTS

The Company has an agreement with a clearing broker whereby such broker assumes and maintains the Company's customer accounts.

The Company has an agreement with several mutual funds whereby they assume and maintain the Company's mutual fund accounts.

NOTE 7 - RELATED PARTY TRANSACTIONS

U-Trade Brokerage, LLC is under common control with U-Trade Capital Holding, LLC. Under an agreement dated July 22, 2002, and as amended November 1, 2003 and March 10, 2004, U-Trade Capital Holding, LLC (Capital Holding), agreed to assume responsibility for payment of operating expenses of U-Trade Brokerage, LLC including rent, telephone, professional fees, equipment and supplies and other miscellaneous expenses. U-Trade Brokerage, LLC has no obligation to reimburse Capital Holding for any expenses per the agreement. The amount paid to Capital Holding for the year ending December 31, 2004 was $39,672. Included in accounts payable at December 31, 2004 was $2,418 related to the agreement.